SECU 06008345 SSION
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSI BROKERAGE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 WEST 56TH STREET
(No. and Street)

NEW YORK NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMLER, LEWIS & NOREMAN LLP
(Name – *if individual, state last, first, middle name*)

ONE LINDEN PLACE - SUITE 200 GREAT NECK NY 11021
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C. 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW LLOYD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSI BROKERAGE INC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAGDA T. SPYRIDAKIS
Notary Public, State of New York
No. 01SP6052875
Qualified in Queens County
Certificate Filed in New York County
Commission Expires December 26, 2006

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of the internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSI BROKERAGE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL DECEMBER 31, 2005

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
BSI Brokerage, Inc.

We have audited the accompanying statement of financial condition of BSI Brokerage, Inc. (formerly Belfinance Securities, Inc.) as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these aforementioned financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSI Brokerage, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

February 16, 2006
Great Neck, New York

BSI BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 152,081
Deposit with clearing broker	100,000
Marketable securities inventory, at market value	184,554
Investments in non-readily marketable securities, at estimated fair value (Note 4)	15,341
Other receivable (Note 3)	46,445
Property and equipment, net of accumulated depreciation	50,491
Prepaid expenses and other assets	16,859
Refundable income taxes	1,406
Total Assets	$ 567,177

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other current liabilities	$ 10,584
Deferred income taxes payable	10,141
Total Liabilities	20,725
Contingencies (Notes 3,5,6 and 7)	
Stockholder's Equity:	
Common Stock, par value $.01;	
10,000 shares authorized;	
100 shares issued and outstanding	1
Paid-in capital	391,495
Retained earnings	154,956
Total Stockholder's Equity	546,452
Total Liabilities and Stockholder's Equity	$ 567,177

See accompanying notes to financial statements.

BSI BROKERAGE, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues, Profits and Losses:	
Commission income	$ 447,514
Trading profits	74,198
Interest and dividends	3,622
	525,334
Expenses:	
Clearances charges	85,190
Salaries	117,690
Payroll taxes	9,748
Employee benefits	14,280
Professional fees	40,845
Computer expenses	24,603
Commissions	11,087
Entertainment and travel	17,978
Rent	8,400
Filing fees	6,050
Automobile	6,852
Insurance	3,848
Office	8,192
Depreciation	5,746
Telephone	4,729
Dues and Subscriptions	1,175
Interest	392
Other	3,025
	369,830
Income before Provision for Local Income Taxes	155,504
Provision for Local Income Taxes:	
Current	6,507
Deferred	10,141
	16,648
Net Income	$138,856

See accompanying notes to financial statements.

BSI BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Paid-In	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2005	100	$1	$391,495	$ 89,030	$480,526
Net Income	-	-	-	138,856	138,156
Distributions to stockholder	-	-	-	(72,930)	(72,930)
Balance, December 31, 2004	100	$1	$391,495	$ 154,956	$546,452

See accompanying notes to financial statements.

BSI BROKERAGE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Income	$ 138,856
Depreciation	5,746
Adjustments to reconcile net income to cash:	
Changes in assets and liabilities:	
Decrease in due from clearing broker	36,787
Increase in marketable securities inventory, at market value	(136,787)
Decrease in non-readily marketable securities	46,021
Increase in prepaid expenses and other assets	(7,295)
Increase in refundable income taxes	(1,406)
Decrease in accrued expenses	317
Decrease in taxes payable	(5,243)
Increase in deferred taxes payable	10,141
Net Cash Provided By Operating Activities	87,137
Cash Flows From Investing Activities:	
Acquisitions of property and equipment	(42,908)
Net Cash Used By Financing Activities	(42,908)
Cash Flows From Financing Activities:	
Distributions to stockholder	(72,930)
Net Cash Used By Financing Activities	(72,930)
Net decrease in cash	(28,701)
Cash, beginning of year	180,782
Cash, end of year	$ 152,081
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Income Taxes	$ 12,857
Interest	$ 392

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On April 12, 1996, Belfinance Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware. On October 11, 2005, the State of Delaware approved name change from Belfinance Securities, Inc to BSI Brokerage, Inc. The Company was formed as a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company maintains office facilities in New York, New York. The Company received its approval as a limited broker-dealer on February 19, 1997 and commenced executing customer orders with institutional and accredited investors in March, 2000.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2005.

Marketable Security Positions - Marked to Market

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period.. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code and the New York State Tax Code to be an S corporation. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on the Company's Federal and New York State taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements.

Deferred income tax arise primarily from the difference between the financial reporting and tax basis of assets using the current New York City tax rates.

Note 3 - Other Receivable

The Company was retained as the exclusive advisor and placement agent of a non-related entity in connection with a best efforts private placement. The Company advanced expenses in connection with the private placement for acting as the placement agent. As of December 31, 2005, the Company had advanced $46,445, which will be reimbursed at the closing of the private placement. There is no current plan as to when such private placement will be completed.

Note 4 - Investments

In January 2001 the Company purchased 4,683 shares of NASD for $121,641 and 4,383 warrants of NASD for $61,362 in a private placement. In June of 2006, three quarters of the options expired and were written off as worthless. The remaining warrants expire on June 28, 2006. The warrants are carried at cost as there is no determinable market for these warrants.

Note 5- Concentrations of Credit Risk

As a securities broker and dealer, the Company may be engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions would be executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 6 - Concentration of Revenue

As a securities broker and dealer, the Company may be engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. In 2005, a substantial portion of the companies revenue came from one institutional investor, which generated revenues of approximately $430,000 or 99% of the Company's commission income. This investor withdrew its investment portfolio in the quarter ended December 31, 2005. On December 30, 2005, a related party made an equity investment in an entity which is a customer of the Company.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (the rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2005, the Company had net capital of $369,320, which was $269,320 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .056 to 1.

Note 8 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
BSI Brokerage, Inc.

We have audited the accompanying financial statements of BSI Brokerage, Inc. (formerly Belfinance Securities, Inc.) for the year ended December 31, 2005 and have issued our report thereon dated February 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

February 16, 2006
Great Neck, New York

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Schedule I

Net Capital:	
Total stockholder's equity per statement of financial condition	$ 546,452
Deductions - non-allowable assets:	
Securities not readily marketable	15,341
Other receivable	46,445
Property and equipment	50,491
Prepaid expenses and other assets	18,265
Total Subtractions	130,542
Net Capital before haircuts on security positions	415,910
Haircut on equity securities	29,950
Undue concentration	16,640
	46,590
Total Net Capital (Note 7)	$ 369,320
Aggregate Indebtedness:	
Accrued expenses and other current liabilities	$ 20,725
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $15,999)	$ 1,382
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 7)	$ 369,320
Ratio of aggregate indebtedness to net capital (Note 7)	.056 to1

The reconciliation of net capital as reported in the Company's December 31, 2005, Part III (audited) Focus Report has not been included in these financial statements as such amount is immaterial.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
BSI Brokerage, Inc.

In planning and performing our audit of the financial statements of BSI Brokerage, Inc. (formerly Belfinance Securities, Inc.) for the year ended December 31, 2005, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the basic financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by BSI Brokerage, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities per Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control systems and of the practices and procedures referred to in the preceding paragraph and to assess whether they can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal accounting control system, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of BSI Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's internal accounting control system was adequate at December 31, 2004 to meet the Commission's objectives.

At December 31, 2005, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year ended December 31, 2005.

This report is intended solely for the use of the Board of Directors and management of BSI Brokerage, Inc., the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 16, 2006
Great Neck, New York